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FILED VIA EDGAR

March 11, 2025

Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:      Victory Portfolios IV

Pre-effective Amendment No. 3 to Registration Statement on Form N-1A File No. 333-282907

Dear Mr. Ellington:

On behalf of Victory Portfolios IV (the “Registrant” and each individual series, a “Fund” and together, the “Funds”), we submit this response to the comment provided by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on March 11, 2025, relating to Pre- effective Amendment No. 3 to the Registrant’s registration statement on Form N-1A filed on March 10, 2025 (the “N-1A”).

Below we identify in bold the Staff’s comment, and note in regular type our response. Capitalized terms used but not defined in this letter have the meanings assigned to them in N-1A. Page references correspond to the filed version of the N-1A.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate. All text changes described below will be implemented substantially as noted here, though some variation in the filing may be appropriate. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

1.Please update the reference in the “Financial Statements” section of the Statement of Additional Information with respect to the Pioneer Fundamental Growth Fund to state: “Financial statements and financial highlights included in the Financial Statements filed on Form N-CSRS for the six months ended September 30, 2024 (SEC File No. 811-21108).”

RESPONSE: The Registrant will revise the disclosure in a post-effective amendment or subsequent filing to state: “Financial statements and financial highlights included in the Financial Statements filed on Form N-CSRS for the six months ended September 30, 2024 (SEC File No. 811- 21108).

Should you have any additional questions concerning the filing, please call me at (212) 839- 8679.

Very truly yours,

/s/ Matthew J. Kutner

Matthew J. Kutner

Sidley Austin LLP, as counsel to the Funds

cc:Thomas Perna, Chair

Thomas Dusenberry, Victory Capital Management Inc.

Scott A. Stahorsky, Victory Capital Management Inc.

Carol Trevino, Victory Capital Management Inc.

Patricia McClain, Victory Capital Management Inc.

Sean Fox, Victory Capital Management Inc.

Jay G. Baris, Sidley Austin LLP

John M. Ekblad, Sidley Austin LLP